Manhattan Bridge Capital, Inc.

60 Cutter Mill Road, Suite 205

Great Neck, New York 11201

May 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Manhattan Bridge Capital, Inc. (CIK: 0001080340)

Registration Statement on Form S-3 (File No. 333-279603) (the “Registration Statement”)

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Manhattan Bridge Capital, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on June 4, 2024 at 4:15 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit, Esq. of Sullivan & Worcester LLP at (617) 338-2979 and that such effectiveness also be confirmed in writing.

Very truly yours,

Manhattan Bridge Capital, Inc.

By:	/s/ Assaf Ran
Assaf Ran, President, Chief Executive Officer and Chairman of the Board of Directors